Smart for Life, Inc.

990 Biscayne Blvd., Suite 503

Miami, FL 33132

January 14, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Tyler Howes and Ada D. Sarmento

Re:	Smart for Life, Inc.
Registration Statement on Form S-1
Filed December 16, 2021
File No. 333-261699

Ladies and Gentlemen:

We hereby submit the responses of Smart for Life, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 5, 2022, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form S-1

Risk Factors, page 24

1.	There is a concern that readers may be confused by your statement that you have recently become profitable. In this regard, your 2021 financial statements report a $4.1 million net loss, of which a substantial portion appears to have been incurred in the September 30th quarter. Please delete your references to profitable operations.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Use of Proceeds, page 46

2.	We note your reference to “planned acquisitions” that correlate to “over “$50 million in additional revenue” as disclosed on page 1. Page 25 also references “four planned acquisitions”. $50 million is significant to your 2020 historical and pro forma revenue amounts of $2 million and $18 million, respectively. In each place in the filing where you are referencing these planned acquisitions, please add a disclosure that clearly states whether you have concluded that the consummation of any acquisition is probable and identify the factors you considered in making that determination. Compliance with Article 8-04 of Regulation S-X should be clearly evident. In addition, since you do not plan on using Offering proceeds to fund acquisitions, disclose in MD&A the estimated amount of additional financing that you will need to consummate the acquisitions which correlate to the $50 million in additional revenue. See Section 501.02 of the Financial Reporting Codification.

Response: We have revised our disclosure in accordance with the Staff’s comment.

Revenue, page 58

3.	Please disclose the business, economic and competitive factors that caused the increase in number of advertisers and ad placements. The impact of major customers should also be discussed.

Response: We have revised our disclosure in accordance with the Staff’s comment.

Liquidity, page 61

4.	For each entity and for each period presented, please explain material financial statement variances that impacted liquidity. It does not appear that the reasons for the material variances in receivables and inventories have been fully explained. See Section 501.03 of the Financial Reporting Codification.

Response: We have revised our disclosure in accordance with the Staff’s comment.

Business

Intellectual Property, page 78

5.	Please expand your disclosure of the licensing agreement entered into by GSP Nutrition to provide the termination provisions, the percentage of net sales that must be contributed to a common marketing fund and the applicable royalty rates (or a range not to exceed ten percentage points), and the aggregate amount of royalties guaranteed in advance.

Response: We have revised our disclosure in accordance with the Staff’s comment.

Revenue Recognition, page F-40

6.	Please clarify the revenue recognition policy in your newly added Nexus Offers financial statements. Specifically, please identify the factors you considered in determining that revenue should be recognized gross instead of net. Compliance with ASC 606 should be clearly evident. In your response, please describe in detail a revenue generating transaction that constitutes a material amount of your reported revenue. Such description should clearly describe the service you provide, how the customer benefits from this service, what the specific chain of events are from initiation to consummation of the transaction, whether the sales transaction is documented in a contract, how the sales price is calculated, and the specific material rights and obligations that attach to both parties of the contract. The corresponding disclosure on page 74 should be expanded to clearly explain your business model following the principles outlined in the Plain English Handbook at www.sec.gov.

Response: As discussed with the Staff, revenue for Nexus is recognized on a net basis. The following summarizes the services that Nexus provides and how we generate revenue from them. We have revised the revenue recognition policy and page 74 to further clarify this process in accordance with the Staff’s comment.

Nexus is an affiliate marketplace. Advertisers (people that have digital products to sell) come to Nexus to acquire sales. Publishers (the affiliates doing the selling, via email, or search engine optimization, or banners, etc.) come to Nexus to make sales. When a publisher makes a sale, they are then credited with affiliate commission. The advertiser is billed weekly for the sales publishers have made for the week. The advertiser pays Nexus, and Nexus in turn pays the affiliates. This is an anonymous transaction as publishers and advertisers are only defined inside the marketplace by an offer name (advertiser) and an affiliate number (publisher).

With respect to the specific chain of events, a publisher logs onto the platform and selects an offer to promote for the day. The platform generates a unique link to that publisher. The publisher takes that link, and places it either in an email they send to their subscribers, or they place it in a banner, or Facebook ad. This is how traffic is generated. The traffic generated will generate sales. When the publisher makes a sale, it is credited to their affiliate account. The publishers benefit because they get paid and there are no claw backs in a click per action environment. The software platform acts as the transaction “ledger” and keeps track of clicks, sales and commissions.

As for advertisers, as mentioned, they are billed weekly for sales made that current week as outlined in their order contract they sign prior to working with Nexus. The sales price is dictated by the advertiser. Nexus takes a percentage (not negotiated by the advertiser) for facilitating the transactions outlined above.

Affiliates are only bound to Nexus by the affiliate agreement they sign prior to being allowed to create an account. Advertisers are bound to Nexus via order contract.

Exhibits

7.	Please file the future equity agreements with Mr. O’Neil and Ionic Ventures referenced on page Alt-5 as exhibits. Please note that we may have additional comments upon review of these agreements.

Response: We have filed these as exhibits to the amended Registration Statement in accordance with the Staff’s comment.

In addition to the foregoing, we have also revised the Registration Statement in accordance with the verbal comment that we received from the Staff to move the risk factor summary to an early subsection of the Prospectus Summary.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (786) 749-1221 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Smart for Life, Inc.

By:	/s/ Darren C. Minton
Darren C. Minton
President

cc: Louis A. Bevilacqua, Esq.

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